CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS  60603



                              September 28, 2018



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7599
                     High Income Model Portfolio, Series 2
                                 (the "Trust")
                      CIK No. 1744358 File No. 333-227037
--------------------------------------------------------------------------------


Dear Mr. Buda:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Risk Factors

      1. PLEASE DISCLOSE THAT TRANSACTIONS IN SENIOR LOANS MAY TAKE LONGER THAN SEVEN DAYS TO SETTLE WHICH COULD AFFECT AN UNDERLYING FUND'S ABILITY TO MANAGE THE LIQUIDITY OF ITS PORTFOLIO.

      Response: The following disclosures will be added to the paragraphs entitled "Senior Loans" and "Bank Loans Risk," respectively, under the section entitled "Risk Factors" in a definitive filing of the Trust's Registration
Statement:

      "Transactions in senior loans may take longer than seven days to settle which could affect an underlying Fund's ability to manage the liquidity of its portfolio."

      "Transactions in senior loans may take longer than seven days to settle which could affect FTSL's ability to manage the liquidity of its portfolio."

      2. GIVEN THE UNDERLYING INVESTMENTS IN THE PORTFOLIO MOVE THE MORTGAGE-BACKED SECURITIES, SENIOR LOANS AND LIQUIDITY RISKS SO THAT THEY ARE MORE PROMINENTLY FEATURED IN THE RISK DISCLOSURE AND TAILOR THE LIQUIDITY RISK TO MORE SPECIFICALLY IDENTIFY THE LIQUIDITY RISK OF THIS PORTFOLIO AND HOW THE LIQUIDITY OF THE UNDERLYING PRODUCTS COULD AFFECT THE VALUE OF THE UNITS.

      Response: The paragraphs entitled "Mortgage-Backed Securities," "Senior Loans" and "Liquidity Risk" will be moved after "Investment in Other Investment Companies Risk" in the "Principal Risks" section and the following disclosures will be added to the end of the paragraph entitled "Liquidity Risk" under the "Principal Risks" section in a definitive filing of the Trust's Registration
Statement:

      "The underlying Funds held by the Trust invest in a variety of different types of fixed-income securities. Various factors could negatively impact the liquidity of these securities which could have an adverse impact on the Funds,
and therefore negatively impact the value of the Trust's Units.   See      the
"Liquidity Risk" section under "Additional Risks of Investing in LMBS and FTSL" for a discussion of the specific liquidity risks of investing in these Funds."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________
                                               Daniel J. Fallon


Enclosures